Exhibit 17.1

Dear Mr. Gracin,

I have left Mr. Soulios out of this email, since as you know, he is not allowed to be in direct communication with me. I have copied the company’s independent Board members.

I received your email from yesterday afternoon copying Steven Soulios and Leslie Marlow informing me that “the Nominations and Corporate Governance Committee met last night (June 17, 2020) and selected the slate of Director nominees to be presented to the stockholders for election as Directors of SG Blocks, Inc. at the 2020 Annual Meeting of Stockholders.”  I see from your June 18, 2020 email that the nominations and Corporate Governance Committee “determined not to include” me as a Director nominee.

I appreciate you giving me this information, but you should know that I did not request to be included on the slate of Director nominees because, as I have repeatedly advised the Board, I am deeply concerned with the Board’s insistence on filing false and misleading statements with the SEC and the Board’s treatment of me as an employee during my employment with the Company and as a Director after the termination of my employment.  I have attached emails previously sent to the Board for reference.

It is clear to me that the Board and the Company has no interest in correcting its improper filings, and I have no confidence that it will commit itself to making proper filings on a going forward basis.

Please file an 8K reflecting my decision not to stand for election based on disagreements with Board and management as detailed in the attached emails.

I will review and approve the 8K before it is filed.

Thank you very much

Mahesh Shetty | Director |

Direct: 214.415.3057